News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Ripple Lake Diamonds Announces Shareholder Approval of Consolidation and
Name Change

         VANCOUVER, Aug. 17 /CNW/ - Ripple Lake Diamonds (TSX-V: RLD, OTCBB: RLLKF) is pleased to announce that shareholder approval has been received, by way of Special Resolution, for the consolidation of the Company's share capital on the basis of one new common share for every ten existing common shares outstanding, or such lesser number of common shares for the Company to be in compliance with the Policies of the TSX Venture Exchange.

         In addition, at the Special Meeting held Thursday, August 16th, 2007, it was approved that the name of the Company be changed to "Devonshire Resources Ltd.", or such other name that may be decided upon by the Directors of the Company and acceptable to the regulatory authorities. The company now intends to seek approval of the TSX Venture Exchange of the aforementioned.

ON BEHALF OF RIPPLE LAKE DIAMONDS INC.

"Tim Crowhurst"
Tim Crowhurst
President and Director

         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

%SEDAR: 00021121E          %CIK: 0001321847

         /For further information: Company Contact: (604) 696-6672,
info(at)ripplelake.com/
         (RLD. RLLKF)

CO: Ripple Lake Diamonds Inc.
CNW 15:22e 17-AUG-07